Exhibit 99.3

Emerald Health Therapeutics Delivers to Yukon and Adds Supply Agreements with Alberta and Saskatchewan

VANCOUVER, British Columbia, March 29, 2019 — Emerald Health Therapeutics, Inc. (“Emerald”) (TSXV: EMH; OTCQX: EMHTF) has fulfilled its first purchase order of cannabis from Yukon Liquor Corporation, signed a sales agreement with Alberta Gaming, Liquor and Cannabis (AGLC), and become officially registered by the Saskatchewan Liquor and Gaming Authority (SLGA) to supply cannabis to the Saskatchewan market. First shipments to Alberta and Saskatchewan are expected in April.

“We are pleased to provide our Emerald-branded cannabis products to the adult-use markets in Alberta, Saskatchewan and the Yukon,” said Dr. Avtar Dhillon, President and Executive Chairman of Emerald. “This brings the number to five provinces and one territory across Canada and is another step in our sales strategy to become a reliable national recreational cannabis supplier.”

Emerald is consistently meeting its supply commitments in Ontario, British Columbia, and Newfoundland and Labrador, and is advancing prospective supply agreements with all remaining provinces and territories in order to develop a significant presence in the recreational market.

Emerald’s cannabis supply is provided by its Verdélite indoor facility in Saint Eustache, Québec, and Pure Sunfarms, its 50%- owned joint venture in BC that is licensed to cultivate in 1.03 million square feet of its 1.1 million square foot greenhouse. This facility has been scaling up production over the last four quarters and will be fully planted in April. Emerald is working to expand sources and volume of indoor, greenhouse and outdoor-grown cannabis and hemp. In 2018, Emerald acquired 500 acres of harvested hemp and expects to purchase 1,000 acres of harvested hemp in 2019.

About Emerald Health Therapeutics, Inc.

Emerald Health Therapeutics is a Canadian licensed producer of cannabis with operations in British Columbia and Québec.

Emerald has secured exclusive strategic partnerships for large scale extraction and softgel encapsulation, as well as for proprietary technology to enhance cannabinoid bioavailability. Its team is highly experienced in life sciences, product development, large-scale agri-business, and marketing, and is focused on developing proprietary, value-added cannabis products for medical and adult-use customers.

Emerald is part of the Emerald Group, which represents a broad array of companies focused on developing pharmaceutical, botanical, and nutraceutical products developed to provide wellness and medical benefits by interacting with the human body’s endocannabinoid system.

Please visit www.emeraldhealth.ca for more information or contact:

Rob Hill, Chief Financial Officer
(800) 757 3536 Ext. # 5

Emerald Investor Relations
(800) 757 3536 Ext. #5
invest@emeraldhealth.ca

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Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include projected job creation figures at our operating facilities; production and processing capacity of various facilities; expansion of facilities; and anticipated production costs.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, failure to obtain regulatory approvals; failure to obtain necessary financing; results of production and sale activities; results of scientific research; regulatory changes; changes in prices and costs of inputs; demand for labour; demand for products; as well as the risk factors described in the Company’s annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment.

Readers are cautioned that such information may not be appropriate for other purposes. The Company undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.